UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

CADELER A/S: Notice of Upcoming H1 2026 Interim Report Release and Earnings Presentation on 25 August 2026

Copenhagen, 14 August 2026 - Cadeler A/S (NYSE: CDLR / OSE: CADLR) plans to publish its H1 Interim Report, disclosing its financial results for the first six months of 2026, at approximately 08:00 CET on 25 August 2026. The H1 Interim Report will be available on Cadeler’s website at: https://www.cadeler.com/investor.

Cadeler will host a live video webcast earnings presentation for the investment community on the same day. Mikkel Gleerup, Chief Executive Officer, and Peter Brogaard Hansen, Chief Financial Officer, will present live from Oslo on 25 August 2026 from 08:00 EST / 13:00 UK / 14:00 CET. The earnings presentation is open to all interested parties and may include forward-looking information. Publishing research analysts will be provided an opportunity to ask company management live questions on the call.

Please find the link for the webcast here: https://cadeler-h1-2026-earnings-presentation.open-exchange.net/. Please register your planned attendance in advance.

An archived replay of the webcast will be available through the same link following the presentation, and for at least three months thereafter. The presenter’s slides will be posted to Cadeler’s website.

About Cadeler:

Cadeler A/S (Cadeler) is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

For more information, please visit www.cadeler.com

For further information, please contact:

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2026                    CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer